Epi One, Inc.
Annual Income Statement
For the period ending December 31, 2024 and 2023
Prepared in accordance with U.S. GAAP

Year	2024 ($)	2023 ($)
Revenues		
Interest Income	7.07	12.00
Other Income	5,189.66	0.00
Total Revenues	**5,196.73**	**12.00**
Operating Expenses		
Research & Development	107,324.40	215
General and Administrative	867,585.07	49,717.00
Total Operating Expenses	**974,909.47**	**49,932.00**
Operating Income (LOSS)		
Operating Income (Loss)	**-969,712.74**	**-49,920.00**
Other Income (EXPENSE)		
Other Income / Expense	—	—
Net Income (LOSS)		
Net Income (Loss)	**-969,712.74**	**-49,920.00**